Exhibit 99.5

TD BANK GROUP DECLARES DIVIDENDS

(all amounts in Canadian dollars)

TORONTO – May 25, 2023 - The Toronto-Dominion Bank (the “Bank”) today announced that a dividend in an amount of ninety-six cents (96 cents) per fully paid common share in the capital stock of the Bank has been declared for the quarter ending July 31, 2023, payable on and after July 31, 2023, to shareholders of record at the close of business on July 10, 2023.

In lieu of receiving their dividends in cash, holders of the Bank’s common shares may choose to have their dividends reinvested in additional common shares of the Bank in accordance with the Dividend Reinvestment Plan (the “Plan”).

Under the Plan, the Bank has the discretion to either purchase the additional common shares in the open market or issue them from treasury. If issued from treasury, the Bank may decide to apply a discount of up to 5% to the Average Market Price (as defined in the Plan) of the additional shares. At this time, the Bank has decided to continue to issue the additional shares from treasury, but with no discount to the Average Market Price. This change will be effective beginning with the dividend declared today for the quarter ending July 31, 2023 until further announcement.

Registered holders of record of the Bank’s common shares wishing to join the Plan can obtain an Enrolment Form from TSX Trust Company (1-800-387-0825) or on the Bank’s website, www.td.com/investor/drip.jsp. In order to participate in the Plan in time for this dividend, Enrolment Forms for registered holders must be received by TSX Trust Company at P.O. Box 4229, Postal Station A, Toronto, Ontario, M5W 0G1, or by facsimile at 1-888-488-1416, before the close of business on July 10, 2023. Beneficial or non-registered holders of the Bank’s common shares wishing to join the Plan must contact their financial institution or broker for instructions on how to enroll in advance of the above date.

Registered holders who participate in the Plan and who wish to terminate that participation so that cash dividends to which they are entitled to be paid on and after July 31, 2023 are not reinvested in common shares under the Plan must deliver written notice to TSX Trust Company at the above address by no later than July 8, 2023. Beneficial or non-registered holders who participate in the Plan and who wish to terminate that participation so that cash dividends to which they are entitled to be paid on and after July 31, 2023 are not reinvested in common shares under the Plan must contact their financial institution or broker for instructions on how to terminate participation in the Plan in advance of July 8, 2023.

The Bank also announced that dividends have been declared on the following Non-Cumulative Redeemable Class A First Preferred Shares of the Bank, payable on and after July 31, 2023, to shareholders of record at the close of business on July 10, 2023:

•	Series 1, in an amount per share of $0.228875;
•	Series 3, in an amount per share of $0.2300625;
•	Series 5, in an amount per share of $0.24225;
•	Series 7, in an amount per share of $0.2000625;
•	Series 9, in an amount per share of $0.202625;
•	Series 16, in an amount per share of $0.3938125;
•	Series 18, in an amount per share of $0.3591875;
•	Series 20, in an amount per share of $0.296875;
•	Series 22, in an amount per share of $0.325; and
•	Series 24, in an amount per share of $0.31875.

The Bank for the purposes of the Income Tax Act (Canada) and any similar provincial legislation advises that the dividend declared for the quarter ending July 31, 2023 and all future dividends will be eligible dividends unless indicated otherwise.

About TD Bank Group

The Toronto-Dominion Bank and its subsidiaries are collectively known as TD Bank Group (“TD” or the “Bank”). TD is the sixth largest bank in North America by assets and serves over 27.5 million customers in four key businesses operating in a number of locations in financial centres around the globe: Canadian Personal and Commercial Banking, including TD Canada Trust and TD Auto Finance Canada; U.S. Retail, including TD Bank, America’s Most Convenient Bank®, TD Auto Finance U.S., TD Wealth (U.S.), and an investment in The Charles Schwab Corporation; Wealth Management and Insurance, including TD Wealth (Canada), TD Direct Investing, and TD Insurance; and Wholesale Banking, including TD Securities. TD also ranks among the world’s leading online financial services firms, with more than 16 million active online and mobile customers. TD had $1.9 trillion in assets on April 30, 2023. The Toronto-Dominion Bank trades under the symbol “TD” on the Toronto and New York Stock Exchanges.

For more information contact:

Jennifer dela Cruz

Senior Legal Officer, Corporate

Legal Department – Shareholder Relations

(416) 944-6367

Toll free 1-866-756-8936

Elizabeth Goldenshtein

Senior Manager, Corporate Communications

(416) 994-4124